UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1)*

JTH Holding, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

46637N103

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46637N103		13G

1	Names of Reporting Persons: Edison Venture Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,083,827

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,083,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,827

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.0%

12	Type of Reporting Person PN

CUSIP No. 46637N103		13G

1	Names of Reporting Persons: Edison Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,083,827

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,083,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,827

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.0%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 46637N103		13G

1	Names of Reporting Persons: Gary P. Golding

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,083,827

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,083,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,827

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.0%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 46637N103		13G

1	Names of Reporting Persons: John H. Martinson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,083,827

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,083,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,827

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 9.0%

12	Type of Reporting Person* IN

CUSIP No. 46637N103		13G

1	Names of Reporting Persons: Joseph A. Allegra

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,083,827

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,083,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,827

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 9.0%

12	Type of Reporting Person* IN

CUSIP No. 46637N103		13G

1	Names of Reporting Persons: Ross T. Martinson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,083,827

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,083,827

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,083,827

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 9.0%

12	Type of Reporting Person* IN

CUSIP No. 46637N103	13G

Item 1(a).		Name of Issuer: JTH Holding, Inc.
Item 1(b).		Address of Issuer’s Principal Executive Offices: 1716 Corporate Landing Parkway Virginia Beach, Virginia 23454

Item 2(a).

Name of Person Filing:
Edison Venture Fund IV, L.P.

Edison Venture Partners IV, L.P.

Gary P. Golding

John H. Martinson

Joseph A. Allegra

Ross T. Martinson

The foregoing are collectively referred to as the “Reporting Persons.”

Item 2(b).		Address of Principal Business Offices or, if none, Residence: 1009 Lenox Drive #4 Lawrenceville, New Jersey 08648
Item 2(c).

Citizenship:
Each of Edison Venture Fund IV, L.P. and Edison Venture Partners IV, L.P. are partnerships formed under the laws of the State of Delaware.  Each of the individuals named above (the “Individual Partners”) are citizens of the United States of America.

Item 2(d).		Title of Class of Securities: Common Stock, Par Value $0.01 Per Share
Item 2(e).		CUSIP Number: 46637N103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Not applicable.

CUSIP No. 46637N103	13G

Item 4.	Ownership (as of December 31, 2013).
(a)

Amount beneficially owned:

Edison Venture Fund IV, L.P. is the record owner of 1,083,827 shares of Common Stock.  By virtue of its position as the general partner of Edison Venture Fund IV, L.P., Edison Partners IV, L.P. may be deemed to beneficially own the shares of Common Stock owned by Edison Venture Fund IV, L.P.  In their capacities as general partners of Edison Venture Fund IV, L.P., each of the Individual Partners may also be deemed to beneficially own the shares of Common Stock owned by Edison Venture Fund IV, L.P.

(b)

Percent of class:

See Box 11 on cover pages.  Percentages are calculated on the basis of 12,082,357 shares of Common Stock outstanding as of December 9, 2013, as reported by the issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 13, 2013.

(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: See Box 5 on cover pages.
(ii) Shared power to vote or direct the vote: See Box 6 on cover pages.
(iii) Sole power to dispose or to direct the disposition of: See Box 7 on cover pages.
(iv) Shared power to dispose or to direct the disposition of: See Box 8 on cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit Index.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 46637N103	13G

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

EDISON PARTNERS IV, L.P., for itself and as general
partner of EDISON VENTURE FUND IV, L.P.

By:	/s/ Ross Martinson, as attorney-in-fact
Gary P. Golding
General Partner

By:	/s/ Ross Martinson, as attorney-in-fact
GARY P. GOLDING

By:	/s/ John H. Martinson
JOHN H. MARTINSON

By:	/s/ Ross Martinson, as attorney-in-fact
JOSEPH A. ALLEGRA

By:	/s/ Ross T. Martinson
ROSS T. MARTINSON

CUSIP No. 46637N103	13G

EXHIBIT INDEX

Exhibit No.

99.1                                                Joint filing statement pursuant to Rule 13d-1(k)(1). (Incorporated by reference from Exhibit 99.1 to Schedule 13G filed on February 14, 2013.)